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FEB 29 2008
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36343 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Atlantis Investment Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Parsippany Blvd
(No. and Street)

Parsippany NJ 07054
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd St. New York NY 10165
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Anne K Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantis Investment Co., Inc., as of ~~December 31~~, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 20~~03~~ 13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

## Independent Auditors' Report

**The Directors and Shareholders**
**Atlantis Investment Company, Inc.**

We have audited the accompanying statements of financial condition of Atlantis Investment Company, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Atlantis Investment Company, Inc. as of December 31, 2007 and 2006, and the results of its operations, changes in its stockholder's equity, and its cash flows for the years then ended in conformity with accounting its principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information, has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 11, 2008

**Atlantis Investment Company, Inc.**

Statements of Financial Condition

December 31,

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 40,536 | $ 12,978 |
| Commission receivable | 9,494 | 4,948 |
| Research fees receivable | 174,735 | 189,668 |
| Due from officer | 33,336 | - |
| Secured demand note | 100,000 | 100,000 |
| Deposits | 8,100 | 8,100 |
| | $ 366,201 | $ 315,694 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ 18,053 | $ 28,038 |
| Subordinated borrowings | 100,000 | 100,000 |
| Total Liabilities | 118,053 | 128,038 |
| Stockholder's Equity | | |
| Common stock-$.10 par value, 10,000 shares authorized, 9,960 shares issued and outstanding | 170 | 170 |
| Additional paid-in capital | 1,420,017 | 1,420,017 |
| Accumulated defecit | (1,167,439) | (1,227,931) |
| | 252,748 | 192,256 |
| Treasury Stock, 40 shares at cost | (4,600) | (4,600) |
| Total Stockholder's Equity | 248,148 | 187,656 |
| | $ 366,201 | $ 315,694 |

See notes to financial statements

**Atlantis Investment Company, Inc.**

Statements of Income

Years Ended December 31,

| | 2007 | 2006 |
|---|---|---|
| **REVENUE** | | |
| Research services | $ 849,696 | $ 816,054 |
| Commissions | 73,812 | 41,132 |
| Interest and dividends | 7,725 | 8,461 |
| Total Revenues | 931,233 | 865,647 |
| **EXPENSES** | | |
| Employee compensation and benefits | 525,361 | 496,730 |
| Communications | 1,117 | 4,417 |
| Occupancy | 82,090 | 72,388 |
| Taxes, other than income | 4,964 | 315 |
| Other operating expenses | 257,209 | 272,507 |
| Total Expenses | 870,741 | 846,357 |
| Net Income | $ 60,492 | $ 19,290 |

See notes to financial statements

**Atlantis Investment Company, Inc.**

Statement of Changes in Stockholder's Equity

Years ended December 31,

| | Common Stock | | Additional Paid-in | Accumulated | Treasury | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Stock | Total |
| Balance, January 1, 2006 | 170 | $ 170 | $ 1,420,017 | $ (1,247,221) | $ (4,600) | $ 168,366 |
| **2006** | | | | | | |
| Net income | | | | 19,290 | | 19,290 |
| Balance, December 31, 2006 | 170 | 170 | 1,420,017 | (1,227,931) | (4,600) | 187,656 |
| **2007** | | | | | | |
| Net income | | | | 60,492 | | 60,492 |
| Balance, December 31, 2007 | 170 | $ 170 | $ 1,420,017 | $ (1,167,439) | $ (4,600) | $ 248,148 |

See notes to financial statements

**Atlantis Investment Company, Inc.**

Statements of Cash Flows

Years Ended December 31,

| | 2007 | 2006 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 60,492 | $ 19,290 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities | | |
| Changes in operating assets and liabilities | | |
| Commission receivable | (4,546) | 1,118 |
| Research fees receivable | 14,933 | (39,668) |
| Accounts payable and accrued expenses | (9,985) | 8,057 |
| Other liabilities | - | (4,155) |
| Net Cash Provided (Used) by Operating Activities | 60,894 | (15,358) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| (Advance) repayment of advances to officer | (33,336) | 28,336 |
| Net Cash Used by Investing Activities | (33,336) | 28,336 |
| Net Increase in Cash and Cash Equivalents | 27,558 | 12,978 |
| **CASH AND CASH EQUIVALENTS** | | |
| Beginning of year | 12,978 | - |
| End of year | $ 40,536 | $ 12,978 |

See notes to financial statements

**Atlantis Investment Company, Inc.**

Notes to Financial Statements

## 1. Description of Business

The Company is a registered broker-dealer functioning as an introducing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker. The company sells investment research services.

## 2. Summary of Significant Accounting Policies

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Cash Equivalents*

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

*Securities Transactions*

Securities transactions are recorded on a trade date basis.

*Income Taxes*

The Company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

## 3. Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

## 4. Commitments

During 2006, the company entered into an agreement for office space for a three year period ending May 31, 2009 at a minimum annual rental of $70,980. Rental expense for the years ended December 31, 2007 and 2006 was $82,090 and $72,388.

## 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the company has net capital of $128,877 which was $123,877 in excess of its required net capital. The Company's net capital ratio was .14 to 1.

## 6. Secured Demand Note – Related Party and Related Borrowings

The Company has a note receivable in the amount of $100,000 with its President. This note is non-interest bearing and is secured by cash and securities maintained in a segregated account. As of December 31, 2007, the value of these assets exceeded the note amount.

This receivable is secured by a demand note collateral agreement, 0%, due May 1, 2008 for $100,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid.

## 7. Contingency

The Company is a defendant in a lawsuit filed by two of its former employees. The suit seeks compensatory damages in an unspecified amount, but believed to be more than $500,000. Counsel and the client have denied the material allegations of the complaint and asserted affirmative defenses. Management of the company believes it has good and meritorious defenses to the claims.

Supplementary Information
Pursuant To Rule 17a-5 Of The
Securities Exchange Act Of 1934

**Atlantis Investment Company, Inc.**

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15c3-1

As at December 31, 2007

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholders' equity | | $ 248,148 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 100,000 |
| Total Capital and Allowable Subordinated Liabilities | | 348,148 |
| Deductions and/or charges | | |
| Non-allowable assets | | |
| Research fees receivable | $ 174,735 | |
| Other assets | 44,536 | 219,271 |
| Net Capital | | 128,877 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required, greater of 6-2/3% of aggregate indebtedness or $5,000 | | 5,000 |
| Excess Net Capital | | 123,877 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Total aggregate indebtedness liabilities | | 18,053 |
| Percent of aggregate indebtedness to net capital | | 14% |

**RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1**

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2007

**Atlantis Investment Company, Inc.**

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

As of December 31, 2007

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission rule 15c3-3

As of December 31, 2007

The Firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the Firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

## Independent Auditors' Report On Internal Control Structure Required By Sec Rule 17a-5

**The Board of Directors and Shareholders**
**Atlantis Investment Company, Inc.**

In planning and performing our audit of the financial statements and supplemental schedule of Atlantis Investment Company, Inc. (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 11, 2008

END